Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 39 to Registration Statement No. 033-42943 on Form N-1A of our report dated March 14, 2013, relating to the financial statements and financial highlights of Fidelity New York Municipal Money Market Fund, and of our report dated March 18, 2013, relating to the financial statements and financial highlights of Fidelity New York AMT Tax-Free Money Market Fund, each a fund of Fidelity New York Municipal Trust II, appearing in the Annual Reports on Form N-CSR of Fidelity New York Municipal Trust II for the year ended January 31, 2013, and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statements of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP
Boston, Massachusetts

March 26, 2013